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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

October 16, 2003

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROCELL TELECOMMUNICATIONS INC.
Date: October 16, 2003
	By:	/s/ JOCELYN COTE Jocelyn Cote Vice-President, Legal Affairs and Assistant Secretary

MATERIAL CHANGE REPORT

1.     Reporting Issuer

  Microcell Telecommunications Inc.
  800 de La Gauchetiere Street West
  Suite 4000
  Montreal, Quebec
  H5A 1K3

2.     Date of Material Change

  August 12, 2003

3.     Press Release

  Microcell Telecommunications Inc.'s subsidiary, Microcell Solutions Inc. ("Microcell" or the "Company"), issued a press release with respect to a material change on October 6, 2003. A copy of such press release is attached hereto and form a part hereof.

4.     Summary of Material Change

  Microcell announced on October 6, 2003 the upcoming launch of a new service, City Fido™.

5.     Full Description of Material Change

  Microcell, the national provider of Personal Communications Services (PCS) under the Fido® brand name, announced on October 6, 2003 the upcoming launch of a new service, City Fido™, the true alternative to traditional wireline telephone service.

  For a price comparable to that of their current local service, customers can now have a home phone that is also a mobile phone. Attractively priced at $40 per month, City Fido provides unlimited anytime local calling in the Greater Vancouver area. As with Fido Service, customers receive a number of Included Services, such as Call Waiting, Call Forwarding and Conference Call. Other valuable services, such as Text Messaging, Call Display, Voice Messaging, long distance, mobile Internet and data transmission, national roaming on Fido's network and international roaming in 139 countries, are also available at affordable prices with City Fido.

  In addition, the vast majority of customers will have the option of transferring their existing home or single-line business phone number to their City Fido service and keeping their white pages directory listing, while enjoying the benefits of a fully mobile service. In fact, Microcell is the first and currently the only wireless company in North America to offer Local Number Portability. Customers will also retain access to 911 emergency service and 411 directory assistance.

  City Fido includes unlimited local calling throughout the entire Lower Mainland of British Columbia, covering a larger Local Calling Area than the incumbent telephone company. A 25¢ fee for 911 emergency service is added to the monthly service charges. A one-time $50 management fee applies upon activation. There are no additional or recurring charges for system access, white pages listing, or phone number transfer.

  Customers in Greater Vancouver can subscribe to City Fido starting October 9.

6.     Reliance on Section 75(3)

  Not applicable.

7.     Omitted Information

  Not applicable

8.     Senior Officer

  The senior officer who can answer questions regarding this report is Mr. Jocelyn Côté, Vice-President, Legal Affairs and Assistant Secretary of Microcell. Mr. Côté can be reached at (514) 937-2121.

9.     Statement of Senior Officer

  The foregoing accurately discloses the material change referred to herein.

        SIGNED the 16th day of October, 2003 at Montreal, Quebec.

By:	/s/ JOCELYN COTE Jocelyn Cote Vice-President, Legal Affairs and Assistant Secretary

        Attachment to Microcell's Material
Change Report dated October 6, 2003

News Release

        For immediate release

CITY FIDO TAKES TO THE STREETS OCTOBER 9 IN GREATER VANCOUVER

Microcell launches the first home and mobile service in Canada

Montreal, October 6, 2003 — Microcell Solutions Inc., the national provider of Personal Communications Services (PCS) under the Fido brand name, today announced the upcoming launch of City Fido™, the true alternative to traditional wireline telephone service.

"Since its inception, Microcell has pursued a path of innovation and built new ways for Canadians to use wireless technology as their preferred everyday communications tool," stated André Tremblay, President and Chief Executive Officer of Microcell Telecommunications Inc. "Our vision has always been to give Canadians an alternative to traditional wireline telephone service, and City Fido does just that. This new initiative is supported by various market studies that indicate that a growing number of people are now ready to go completely wireless, and Microcell is proud to be spearheading this new category of service in Canada. It's an enormous leap forward for our company and a critical stage in the evolution of Canada's wireless industry."

For a price comparable to that of their current local service, customers can now have a home phone that is also a mobile phone. Attractively priced at $40 per month, City Fido provides unlimited anytime local calling in the Greater Vancouver area. As with Fido Service, customers receive a number of Included Services, such as Call Waiting, Call Forwarding and Conference Call. Other valuable services, such as Text Messaging, Call Display, Voice Messaging, long distance, mobile Internet and data transmission, national roaming on Fido's network and international roaming in 139 countries, are also available at affordable prices with City Fido.

In addition, the vast majority of customers will have the option of transferring their existing home or single-line business phone number to their City Fido service and keeping their white pages directory listing, while enjoying the benefits of a fully mobile service. In fact, Microcell is the first and currently the only wireless company in North America to offer Local Number Portability. Customers will also retain access to 911 emergency service and 411 directory assistance.

"More than just another airtime package or service bundle, City Fido is a completely new category of wireless service and the first of its kind in Canada. This fully integrated service adapts perfectly to the needs and lifestyles of single urbanites, young professionals, students, SOHOs, and anyone who wants to add the benefit of mobility and larger local calling area to their local phone service," said Alain Rheaume, President and Chief Operating Officer of Microcell Solutions. "It's one phone, one number, one bill, and the only phone service they'll ever need."

City Fido includes unlimited local calling throughout the entire Lower Mainland of British Columbia, covering a larger Local Calling Area than the incumbent telephone company. A 25¢ fee for 911 emergency service is added to the monthly service charges. A one-time $50 management fee applies upon activation. There are no additional or recurring charges for system access, white pages listing, or phone number transfer.

Customers in Greater Vancouver can subscribe to City Fido starting October 9 by visiting any Fido corporate or retail partner location, or by calling 1 888 481-FIDO (3436). Full details and conditions will also be available as of October 9 at www.cityfido.ca.

About Microcell Solutions Inc.

Microcell Solutions Inc. is a national provider of Personal Communications Services (PCS) under the Fido brand name. The Company offers a wide range of wireless voice and high-speed data communications products and services to over one million customers. Microcell Telecommunications Inc. is the parent company of Microcell Solutions. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the symbol MT. For more information, visit www.fido.ca and www.microcell.ca.

Fido is a registered trademark of Microcell Solutions Inc.
City Fido is a trademark of Microcell Solutions Inc.

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SIGNATURES
MATERIAL CHANGE REPORT
CITY FIDO TAKES TO THE STREETS OCTOBER 9 IN GREATER VANCOUVER
Microcell launches the first home and mobile service in Canada